Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Revolute Robotics, Inc
14459 N 110th Pl
Scottsdale , AZ 85255
http://revoluterobotics.com

Up to $1,234,998.80 in Common Stock at $1.61
Minimum Target Amount: $14,998.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Revolute Robotics, Inc
Address: 14459 N 110th Pl, Scottsdale , AZ 85255
State of Incorporation: AZ
Date Incorporated: February 02, 2022

Terms:

Equity

Offering Minimum: $14,998.76 | 9,316 shares of Common Stock
Offering Maximum: $1,234,998.80 | 767,080 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.61
Minimum Investment Amount (per investor): $101.43

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives & Bonuses***</u>

<u>**Time-Based Perks**</u>

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 2% bonus shares

Tier 2 Perk — Invest $1000+ and receive 3% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 4% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Revolute Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $161. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Revolute Robotics, Inc. ("Revolute Robotics" or the "Company") is a C-corp organized under the laws of the state of Arizona.

Revolute Robotics, Inc was initially organized as Revolute Robotics, LLC in, Arizona on 4/14/2021 and converted to an Arizona C-corp on 2/2/2022.

Revolute Robotics is building a new type of robot that can operate both in air and on land. This innovative system was developed as an alternative to traditional drones and rovers with the goal of performing tasks that neither of these traditional systems are able to. Revolute's robot can safely fly in confined spaces and complex environments, and can roll on the ground to save energy and operate 5X longer. The technology is based on 4 years of PhD research by founder Sahand Sabet, who previously worked on hybrid aerial/terrestrial robots for NASA's Jet Propulsion Laboratory. The company was co-founded by serial entrepreneur Collin Taylor who has spent the last 8 years in the commercial drone industry.

Intellectual Property

The Company has an international patent pending (International Application Number: PCT/US21/61242) which was filed on November 30, 2021. The provisional application for this patent was filed November 30, 2020.

Competitors and Industry

Competitors

(1) All multi-rotor drones (not fixed-wing/VTOL)

Companies: Skydio, DJI, and hundreds of others

Differentiator: Indoor use - We can safely operate indoors and in confined spaces where it would be difficult, dangerous, or impossible for these systems to do so.

(2) Caged drones

Companies: Flyability, Skypersonic, Cleo Robotics, Flybotix

Differentiator: Operating time - All these companies' drones have extremely low operating times due to their need to constantly defy gravity. Our system's ability to roll on the ground allows it to operate 5X longer than it can fly.

(3) Rovers (wheeled, tracked, legged)

Companies: Boston Dynamics SPOT, Clearpath Robotics, SuperDroid

Differentiator: Mobility - Obstacles like rocky/uneven/sloped terrain, water traps, ladders, most staircases, curbs, ledges, etc will stop the mission. Our robot can fly up, over, around, and through the obstacle to continue the mission.

Industry

We can target multiple industries through inspection companies. The indoor drone market is very new, and the results so far have been extremely promising (Flyability has proven huge savings of using indoor drone inspection). Improvements in sensors, batteries, and autonomy are finally enabling what people have thought about for years but were never possible until now. We have applications in many industries and can target most of them with the same robot (some may need minor tweaks, but the foundational tech doesn't change). Military, Security, and Public Safety (Police, Fire, EMT) all use the same tech. Construction and Confined Space Inspection (Oil & Gas, Power, Chemical, Utilities, Infrastructure) all use very similar tech.

Current Stage and Roadmap

Current Stage

We have 5 years of R&D, including publications and simulations, a pending patent, and dozens of prototypes built and tested. We are alpha testing our current prototype, which will be at MVD (Minimum Viable Demo - one step before MVP) in the next few months. After MVP we will begin paid pilot projects, most likely within the year. We are working with drone service providers such as Darling Geomatics, Phantom Aerial Solutions (Recently acquired by KE&G Construction), ERock Aerospace, and Extreme Aerial Productions to hone our development to their inspection use cases.

Future Roadmap

Our plan is to work with drone service providers in the inspection industry to build MVP and generate our first sales. We will then look to target the inspection companies that provide confined space inspection services for industries such as oil and gas, power generation, chemicals, mining, and utilities. Focusing on these inspection companies instead of the end users will allow us to target multiple large industries with less organization complexity than targeting each industry individually.

We believe our product can be built out for a number of use cases in the inspection industry. We plan to start with the most general and highest-in-demand: visual inspection. This includes a simple RGB camera and several depth sensors. We then plan to include technologies such as thermal cameras, LiDAR sensors, radiation sensors, and methane gas detectors as we built out the product for more niche inspection use cases.

As our innovative concept applies to nearly every application that drones and rovers are currently involved in, we plan to keep our options open for our second target market. We have talked to potential customers and have found great interest in industries such as private security, public safety (police, fire, EMT, search and rescue), construction, agriculture, and defense. Whichever one of these industries expresses the most interest and the highest need will be the industry we focus on second.

As with any "dual-use" technology, we are actively applying for grant funding from the Department of Defense. If awarded, our military development efforts would run concurrently with our commercial development efforts.

Our ultimate vision is to be THE 'Hybrid' robotics company. We have dozens of ideas for different hybrid designs - shell shapes, actuators, control methods - that each service a unique niche use case, and our goal is to deploy these in every industry and every use case they will provide value. We want 'Hybrid' robots to become commonplace when thinking about robots. We want schools to teach about these systems and competitors trying to build it better. We want the term "HMR - Hybrid Mobility Robot" to become synonymous with UAS (drones), UGVs (rovers), and AMRs (autonomous mobile robots). Further, we want to redefine the industry to such a degree that the trademark of "HMR" is stripped from us, just like Velcro, Dry Ice, Trampoline, and so many others whose product became so popular it was used to define an industry.

The Team

Officers and Directors

Name: Collin Taylor

Collin Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: April, 2021 - Present
  Responsibilities: The CEO will be the President of the Corporation and will preside at all meetings of the shareholders and at all meetings of the Board, unless a Chairman of the Board has been appointed and is present. The CEO will perform duties commonly incident to the office and will also perform such other duties and have such other powers as the Board may designate from time to time. 1,950,000 shares. Currently does not take a salary, but plans to do so, with the salary figure depending on the success of this Reg CF raise.

Other business experience in the past three years:

- **Employer:** Extreme Aerial Productions
  Title: Director of Business Development
  Dates of Service: December, 2014 - December, 2020
  Responsibilities: A mix of sales and account management, copywriting for web/mobile/print, and social media advertising. Lots of hard hat-wearing on active construction sites, and every so often they'd let me fly a drone. Responsible for training 5 employees on effective sales strategies.

Other business experience in the past three years:

- **Employer:** Fairmont Scottsdale Princess (Resort)
  Title: Bartender, Server Assistant, Retail

Dates of Service: May, 2014 - May, 2020
Responsibilities: Started working when I was 15 and worked my way through several service positions to learn communication and leadership skills.

Name: Leandro Valdez III

Leandro Valdez III 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: July, 2022 - Present
  Responsibilities: The COO will be responsible for designing and implementing business strategies and procedures, establishing policies that promote Corporate culture and vision, managing daily operations of the Corporation, assisting in fundraising ventures, developing and maintaining supplier and vendor relationships, and such other responsibilities as may be given to the COO by the Board or the CEO. 175,000 shares, $18,000 annual salary

Other business experience in the past three years:

- **Employer:** Amazon
  Title: Area Manager
  Dates of Service: July, 2021 - July, 2022
  Responsibilities: Coach, manage, and develop teams of 50-200 associates, establish and maintain quality control standards, develop performance goals, ensure safety and compliance procedures are met.

Other business experience in the past three years:

- **Employer:** Amazon
  Title: Operations Intern
  Dates of Service: June, 2020 - July, 2020
  Responsibilities: Create continuous improvement process for packing department, perform root cause analysis for quality control.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. No due diligence has been done by any accountant or counsel for the Company.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment indefinitely. No public market for the Company's securities presently exists, it is unlikely that one will develop in the future and investors may find it impossible to liquidate an investment in Company shares at a time when such investor may desire to do so. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never

happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. The Company recognizes that it may be impossible to raise additional funds when needed or that such may only be available on commercially unreasonable terms.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The Company currently has a single person serving as both the sole

director and as the President/CEO. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and materials provided in connection with this StartEngine offering (the "Offering"), the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Hybrid Mobility Robot (HMR). Delays or cost overruns in the development of our HMR and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles,

difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Further, it is possible that supply chain risks may inhibit our ability to develop new products and technologies.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The management is currently held entirely by the CEO who is also the sole board member, and although the Company anticipates adding up to two additional directors, such persons will be appointed by the current director.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our prototype products will be able to gain traction in the marketplace. It is possible that our prototype products will fail to gain market acceptance for any number of reasons. If the prototype products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. In many instances, such competitors already have an established customer network that will be difficult for the Company to penetrate. The Company believes the barriers to entry for the Company's business are relatively low.

We are an early stage company and have not yet generated any profits
Revolute Robotics was formed on April 14, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Revolute Robotics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
Management believes the Company's most valuable asset is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that

unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The Company's primary IP is licensed from the University of Arizona and is dependent on the University of Arizona properly filing protection.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The Company has no issued patents to date and there can be no guaranty that any will be issued.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark, patent, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s), patent(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), patent(s), or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s), or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulators such as the Federal Aviation Administration (FAA) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a technology-driven business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Revolute Robotics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our technology. Any disruptions of services or cyber-attacks either on our technology provider or on Revolute Robotics could harm our reputation and materially negatively impact our financial condition and business.

Diligence Risks
NO DUE DILIGENCE HAS BEEN PERFORMED BY ANY COUNSEL OR ACCOUNTANT FOR THE COMPANY WITH RESPECT TO THE ISSUANCE OR SALE OF THE OFFERED SECURITIES OR ANY REPRESENTATIONS AND WARRANTIES THAT MAY HAVE BEEN MADE BY THE COMPANY OR ANY OF ITS OFFICERS OR DIRECTORS.

Investment Risks
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Specifically, the U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the

terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. It should be recognized that the risk factors set forth in this section are those that appear to the Company the most likely to be significant. Prospective investors should realize, however, that factors other than those set forth below may ultimately affect an investment in the Company in a manner and to a degree that cannot be foreseen at this time.

Key Technology is Licensed.
The Company's primary intellectual property is a pending patent owned by the University of Arizona, which is licensed by the Company through a Patent License Agreement (the "License"). In addition to royalty and milestone payments, the License includes a provision that will require the Company to grant the UA equity in the Company which, when issued, will dilute all Company shareholders. Further, there can be no guarantee that the pending patent will issue.

Loss of Founder.
The individual that initially developed the technology around which the Company has based its business plan (and which is subject to the License) did so as a PhD student and such individual has since resigned his roles as an officer and director and is not involved with the management or operation of the Company. This individual, prior to developing technology for the Company, was an engineering intern, not an engineer, at NASA JPL.

Clarification of Company Marketing.
Investors should be aware that two persons in the Company's video found on the Campaign Page discussing the Company's technology are no longer providing any services to the Company.

Fee Structure.
As part of the compensation laid out in the Company's Posting Agreement with StartEngine, Revolute Robotics shall pay to StartEngine Capital at each disbursement of proceeds of the Reg. CF Offering the following: (1) 5.5% cash commission; (2) $15,000 on time fee, payable to StartEngine Crowdfunding, Inc.; (3) 3% commission paid in the form of securities offered in the Offering, calculated at the price at which the securities are offered in the Offering; and (4) notwithstanding the foregoing, the Company shall only pay 1% cash commission with respect to investments of $20,000 or higher received from a specific list of no more than 20 institutional or angel investors that the Company will provide to StartEngine Capital before launching the Offering on the platform.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Collin Taylor	1,950,000	Common Stock	62.9032%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Fixed Percentage Convertible Equity Agreement -TECHSTARS PARTNERS 1, and Convertible Promissory Note -TECHSTARS PARTNERS 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 767,080 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,100,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 296,562 shares to be issued pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

The board of directors is hereby expressly authorized, subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Fixed Percentage Convertible Equity Agreement -TECHSTARS PARTNERS 1

The security will convert into Common stock and the terms of the Fixed Percentage Convertible Equity Agreement -TECHSTARS PARTNERS 1 are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing

Material Rights

The Fixed Percentage Convertible Equity Agreement will convert into a number of shares equal to 6% of the outstanding shares at the conclusion of an offering whereby the Company raises at least $250,000.

Convertible Promissory Note -TECHSTARS PARTNERS 2

The security will convert into Common stock and the terms of the Convertible Promissory Note -TECHSTARS PARTNERS 2 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 18, 2024
Interest Rate: 5.0%
Discount Rate: 80.0%

Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

The Convertible Promissory Note will convert to Common Stock based on the valuation cap of $3,000,000 at the conclusion of an offering whereby the Company raises at least $250,000.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Startup Funds
  Date: March 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $120,000.00
  Use of proceeds: Startup Funds
  Date: February 17, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $53,197 compared to $25,050 in fiscal year 2022.

All "revenue" has come in the form of grants and pitch competitions, with exception to $20,000 received in 2022 for engineering work unrelated to our hybrid ground and aerial robot. The engineering work was performed to get a cash injection and increase our runway. All other income has come from grants and pitch competitions, which we focused less on in 2022 due to receiving $145,000 in investments from an angel investor and the Techstars accelerator.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

As of December 2022, we have not sold any products.

Gross margins

Gross margins for fiscal year 2021 were $53,197 compared to $25,050 in fiscal year 2022.

As mentioned above, we had less income from grants and pitch competitions in 2022 and have no cost of goods sold / cost of sales.

Expenses

Expenses for fiscal year 2021 were $55,699 compared to $165,143 in fiscal year 2022.

Operating expenses were higher in 2022 because we had more available cash to hire workers and perform R&D.

Historical results and cash flows:

The Company is currently in the research and development (alpha testing) stage and pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there have not been revenues associated with Revolute Robotics' product sales in the past, and the majority of our expenses have been for R&D. We anticipate we'll begin earning product-related revenue in 2025 or sooner and we will have more expenses for sales and marketing, intellectual property, and founder wages. Past cash was primarily generated through pitch competitions, government grants, accelerators, and a SAFE note. We also received $20,000 in income from unrelated product development for a third-party company, which allowed us to increase our runway to focus on developing our own product. Our goal is to use this Reg CF raise as a bridge round to Seed investment, allowing us to finish building MVP, obtain Letters of Intent (LOIs) from customers, and use this to raise a Seed round before our funding from Reg CF runs out.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023 the Company has capital resources available in the form of capital contribution from the founders, a line of credit for $29,000 from Bank of America with an outstanding balance of $3032.42, and $3,854.15 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support development of our MVP which will be used to obtain LOIs and raise a Seed round.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2-3 months. This is based on a current monthly burn rate of $5,700 for expenses related to salaries - $2k/mo, G&A - $500/mo, IP generation - $10k total, grant writers - $5k total, StartEngine fees - roughly $20k total, and a $7.5k buffer.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 10-12 months. This is based on a current monthly burn rate of $35,750 for expenses related to R&D - $24k/mo, rent - $2k/mo, G&A - $1.5k/mo, salaries - $8k/mo, IP generation - $30k total, grant writers - $20k total, and a $50k buffer.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including pursuing Angel investment, pursuing investment from our development partners, capital contributions by founders, obtaining lines of credit, and obtaining loans from friends and family. We are not conducting any concurrent offerings or contemplating this.

Indebtedness

- **Creditor:** Convertible Note - Techstars Partners
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  The convertible notes are convertible into common shares at a conversion price. The conversion price Is equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a Fully Diluted Basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** Convertible Note - Techstars Partners
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: February 18, 2024
  The convertible notes are convertible into common shares at a conversion price. The conversion price Is equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a Fully Diluted Basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** SAFE
  Amount Owed: $25,000.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,991,000.00

Valuation Details:

Revolute Robotics, Inc. ("Revolute Robotics" or the "Company") determined its pre-money valuation is based on the assumption of the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

In determining the pre-money valuation of Revolute Robotics, we have taken into account the market growth and trends within the commercial drone industry.

Market Growth & Trends:

The commercial drone market is forecasted to experience remarkable growth, with a projected value of $500 billion by 2030 and a compound annual growth rate (CAGR) of 57.5%. This indicates significant market potential and future growth prospects for companies operating in the drone industry.

Inspection as a Leading Application:

Within the drone industry, the largest segment is drone services, with inspection being the leading application. This suggests a strong demand for drone solutions in the inspection sector, creating opportunities for companies like Revolute Robotics to provide innovative and specialized offerings.

Total Addressable Market (TAM):

The estimated size of the commercial drone market, which is projected to reach $500 billion by 2030, represents the total addressable market for companies in this industry. This signifies a substantial opportunity for growth and revenue generation for Revolute Robotics and other players in the market.

Gartner Hype Curve Assessment:

The Gartner Hype Curve provides insights into the adoption and popularity of various technologies over time. Assessing the impact of the Gartner Hype Curve on drone valuations, we find that current valuations in the drone industry align with the intrinsic value of companies. This indicates that investors are not overvaluing companies in the drone industry compared to previous years, suggesting a reasonable valuation landscape.

Revolute Robotics operates within the rapidly expanding commercial drone market, which is projected to grow at an impressive CAGR of 57.7% and surpass $500 billion by 2030 (source). The company's initial focus is on Confined Space Inspections, catering to inspection companies serving diverse industries, including Oil & Gas, Power, Chemicals, Mining, and Utilities. By utilizing similar technologies and procedures across these industries, Revolute Robotics can effectively enter multiple markets without the complexity and overhead associated with servicing each market individually.

Fast-Growing Commercial Drone Market:

Revolute Robotics is entering a market with substantial growth potential. The commercial drone industry's projected CAGR of 57.7% highlights the increasing demand for drone-based solutions in various sectors. This growth trajectory indicates significant opportunities for Revolute Robotics to capitalize on the expanding market and gain a competitive edge.

Focus on Confined Space Inspections:

Revolute Robotics has strategically chosen to specialize in Confined Space Inspections, a critical area where traditional drones and rovers face limitations. By targeting this specific niche, the company can address the unique challenges associated with inspecting confined spaces across industries such as Oil & Gas, Power, Chemicals, Mining, and Utilities. This focused approach allows Revolute Robotics to develop deep expertise and tailor their solutions to meet the specific needs of these sectors.

Synergistic Market Entry Strategy:

Revolute Robotics leverages a synergistic market entry strategy by utilizing the same core technology to serve multiple industries. By adopting similar technologies and procedures, the company can streamline its operations and minimize the complexity and overhead typically required to enter and service each market individually. This approach allows for efficient scaling and enables Revolute Robotics to penetrate multiple sectors while maintaining a strong focus on delivering effective solutions for confined space inspections.

Considering Revolute Robotics' entry into a fast-growing commercial drone market, the company's specialization in Confined Space Inspections, and its synergistic market entry strategy, we believe a pre-money valuation of $4.9 million is justified. This valuation acknowledges the significant growth potential of the commercial drone industry, the targeted approach of Revolute Robotics, and the scalability of its business model across multiple industries.

Comparable Competitor Companies

Competitor Private Funding

When evaluating the pre-money valuation of Revolute Robotics, we have considered several comparable competitor companies to establish a reasonable basis. Here is a summary of the analysis:

Flyability:

Flyability shares similarities with Revolute Robotics as it was also started at a university during the CTO's PhD studies. However, unlike Revolute, Flyability's CEO had no prior business or drone/robotic experience. Flyability raised $2.8 million before launching any product and has subsequently raised over $42 million across 12 funding rounds. The company's revenue reached $6 million in 2016, one year after launching their first product, and $11.8 million in 2018.

Dusty Robotics:

Dusty Robotics secured $2.2 million in funding at a $6 million valuation in August 2018, even before any prototyping or product development had taken place. The company has raised a total of $68.7 million over four funding rounds and was valued at $250 million in May 2022.

Gecko Robotics:

Gecko Robotics was founded by a university student without prior industry experience. The company raised $2 million in 2016, which allowed them to complete their minimum viable product (MVP), begin betas and early pilots, and subsequently secure $7 million in funding in 2018 led by Founders Fund and Mark Cuban.

Clearpath Robotics:

Clearpath Robotics was initiated by four university students in a basement in 2009. The company has raised over $76 million across ten funding rounds. They started with a $14 million investment to build their first robot and have expanded their portfolio to include nine robots with funding and sales exceeding $90 million.

Skydio:

Skydio raised $3 million in 2015 with a prototype consumer drone. The company's valuation surpassed $1 billion in 2021.

Considering the funding and valuation trajectories of these comparable competitors, we believe a pre-money valuation of $4.9 million for Revolute Robotics is justified. This valuation takes into account the fact that Revolute Robotics is at a similar stage as some of these companies were when they secured their initial funding. It also considers their funding achievements, revenue growth, and overall market trends within the robotics industry.

We have examined the funding and valuation trajectories of several comparable competitors, including Flyability, Dusty Robotics, Gecko Robotics, Clearpath Robotics, and Skydio. These companies have demonstrated successful fundraising efforts and achieved substantial valuations based on their respective milestones and market traction.

Revolute Robotics' Unique Value Proposition:

We believe Revolute Robotics differentiates itself by addressing the limitations of traditional robots such as drones and rovers commonly used for commercial purposes. While drones designed for indoor use offer mobility in confined spaces, their higher weights and limited flight times restrict their operations to smaller areas. Conversely, rovers excel in long operating times and high payload capacities but struggle with maneuverability around obstacles and challenging terrains, confining their use to mostly flat surfaces.

Recognizing these limitations, Revolute Robotics embarked on a mission to develop a revolutionary robot that combines the aerial mobility of drones with the extended operating time of rovers. The result is a versatile system that can safely navigate and fly in confined spaces while seamlessly transitioning to rolling on the ground. We believe by integrating these capabilities, Revolute Robotics offers a solution that overcomes the limitations of existing robots and provides five times longer operating time compared to traditional drones or rovers.

We believe that by considering the innovative and disruptive nature of Revolute Robotics' solution, coupled with the market demand for improved mobility and extended operating times, a pre-money valuation of $4.9 million is justified. This valuation also accounts for the potential market share and revenue growth opportunities that Revolute Robotics can capture by offering a unique and superior product in the robotics industry.

Management's Prior Achievements & Success

The company was founded by Sahand Sabet and Collin Taylor. Prior to Revolute Robotics, Sahand worked for NASA on hybrid aerial/terrestrial robots and dedicated 4 years of his PhD studies to studying, modeling, and designing hybrid robots. Collin previously worked in the B2B drone space for 7 years providing drone services to customers in the construction, real estate, and inspection industries. The company's COO, Leandro Valdez, previously worked for Amazon's operations department managing over 100 employees at a time, and was responsible for over $200,000 in average monthly savings during his tenure.

Our Board of Advisors is experienced and diverse. It consists of Colin Guinn, the co-founder and former CEO of DJI North America and former CRO of 3D Robotics; David Stewart, a seasoned executive and founder with a successful exit; Mike Miles, a former Microsoft executive and Angel investor; Mark Beaver, a corporate attorney and founding partner of his firm; Robyn Tosick, a Forbes-featured serial entrepreneur; and Ellen Beldner, a product design executive.

Considering the experience of the company's founders and advisors listed above, we believe a pre-money valuation of $4.9 million is justified.

Business Partnerships & Relationships

We are working with one of the premier drone and robotics development companies in the world to bring our technology to market. Guinn Partners has decades of experience building products for some of the largest drone companies, including DJI, 3D Robotics, Autel, Doosan, LIFT, Vantage Robotics, AirSelfie, and many others. This allows us to utilize the expertise of seasoned robotics executives and engineers for a fraction of the time and cost of bringing these skills in-house.

We have a long list of companies interested in beta and pilot testing our technology when it is ready, and have found strong product-market fit between their needs and our capabilities. We have realized great success with our alpha testers which include three of the largest drone service providers in Arizona.

We are working on a project to provide landmine detection services to the U.S. Army for deployment in Ukraine and elsewhere alongside W8less Corp, who has nearly two decades of experience working with the United States military and has won several Phase II and Phase III government contracts.

We are supported by Tech Launch Arizona, the licensing arm of the University of Arizona who aides us in IP generation; the University of Arizona Center for Innovation, who provides incubation services and access to mentors and Subject Matter Experts; the Techstars and Stanley Black & Decker networks, including several key executives; the Plug & Play accelerator network, and several other incubator and accelerator networks.

In conclusion, we believe that Market Growth & Trends, Comparable Competitor Companies, The Value of the Company's Assets, Management's Prior Achievements & Success, & Business Partnerships & Relationships reasonably justify our $4,993,200.00 pre-money valuation.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has zero (0) Preferred Stock outstanding; and

(ii) any shares reserved for issuance under a stock option plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $120,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees ($15k)

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Research & Development*
  55.0%
  We will use approximately 55% of the funds raised for development efforts which include materials and supplies, wages, and accommodations for testing.

- *Company Employment*
  10.0%
  We will use 10% of the funds for wages of our two officers.

- *Working Capital*
  9.5%
  We will use 10% of the funds for working capital to cover expenses for the day-to-day operations of the Company.

- *CapEx*
  20.0%
  We will use roughly 20% of the funds to obtain new equipment and develop our IP portfolio.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://revoluterobotics.com (Revoluterobotics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/revoluterobotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Revolute Robotics, Inc

[See attached]

REVOLUTE ROBOTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Revolute Robotics, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of Revolute Robotics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 12, 2023
Los Angeles, California

REVOLUTE ROBOTICS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,844	$ 17,952
Acccounts Receivable, net	10,943	-
Total Current Assets	**12,788**	**17,952**
Property and Equipment, net	7,557	-
Intangible Assets	9,600	-
Total Assets	**$ 29,945**	**$ 17,952**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 2,386	$ 851
Other Current Liabilities	22,414	19,604
Total Current Liabilities	**24,800**	**20,454**
Simple Agreement for Future Equity (SAFEs)	30,469	-
Convertible Note	120,000	-
Accrued Interest	4,329	-
Total Liabilities	**179,597**	**20,454**
STOCKHOLDERS EQUITY		
Common Stock	342	-
Additional Paid in Capital	1,658	-
Retained Earnings/(Accumulated Deficit)	(151,652)	(2,503)
Total Stockholders' Equity	**(149,652)**	**(2,503)**
Total Liabilities and Stockholders' Equity	**$ 29,945**	**$ 17,952**

See accompanying notes to financial statements.

REVOLUTE ROBOTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 25,050	$ 53,197
Cost of Goods Sold	-	-
Gross profit	25,050	53,197
Operating expenses		
General and Administrative	54,842	13,839
Research and Development	106,792	40,560
Sales and Marketing	3,509	1,300
Total operating expenses	165,143	55,699
Operating Income/(Loss)	(140,092)	(2,503)
Interest Expense	4,329	-
Other Loss/(Income)	4,729	-
Income/(Loss) before provision for income taxes	(149,150)	(2,503)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (149,150)**	**$ (2,503)**

See accompanying notes to financial statements.

REVOLUTE ROBOTICS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception date- April 14, 2021		$ -	$ -	$ -	$ -
Net income/(loss)				(2,503)	(2,503)
Balance—December 31, 2021	-	-	-	$ (2,503)	**$ (2,503)**
Conversion from LLC into Corporation and Issuance of Stock	3,420,000	342	1,658		2,000
Net income/(loss)				(149,150)	(149,150)
Balance—December 31, 2022	**3,420,000**	**$ 342**	**$ 1,658**	**$ (151,652)**	**$ (149,652)**

See accompanying notes to financial statements.

REVOLUTE ROBOTICS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(149,150)	$	(2,503)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,469		-
Change in Fair Value of SAFEs		5,469		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(10,943)		-
Credit Cards		1,535		851
Other Current Liabilities		2,810		19,604
Accrued Interest		4,329		
Net cash provided/(used) by operating activities		**(144,482)**		**17,952**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(9,026)		-
Purchases of Intangible Assets		(9,600)		-
Net cash provided/(used) in investing activities		**(18,626)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,000		-
Borrowing on Convertible Notes		120,000		-
Borrowing on SAFEs		25,000		-
Net cash provided/(used) by financing activities		**147,000**		**-**
Change in Cash		(16,108)		17,952
Cash—beginning of year		17,952		-
Cash—end of year	**$**	**1,844**	**$**	**17,952**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Revolute Robotics, Inc. was initially formed on April 14, 2021, in the state of Arizona under the name of Revolute Robotics, LLC. On February 2, 2022, the Company converted from LLC into Corporation and changed the name to Revolute Robotics, Inc. The financial statements of Revolute Robotics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

The Company is building ground & aerial robots to automate mundane activities and keep humans out of harm's way for inspections, surveillance, defense, and more. Revolute Robotics' Hybrid Mobility Robot (HMR), partners the robust mobility of drones with the long operating time of rovers to offset the drawbacks of using an aerial-only or terrestrial-only solution. Similar to indoor drones, HMR can safely fly indoors and in complex environments, but the real value comes from HMR's ability to roll on the ground to operate up to 10x longer than flying. This allows it to extend mission time far beyond that of an indoor drone, and when HMR needs to maneuver an obstacle that would prevent rovers from continuing the mission, it simply switches to flying.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office equipment	3-5 years
Tools, machinery, and equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its pending patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Revolute Robotics, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company current revenue comes from pitch competitions, grants, and investments. In 2024, the company plans to begin selling the product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $3,509 and $1,300, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Liabilities	22,404	19,604
Other Liability	10	
Total Other Current Liabilities	**$ 22,414**	**$ 19,604**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Office equipment	$ 4,632	$ -
Tools, machinery, and equipment	4,394	-
Property and Equipment, at Cost	**9,026**	**-**
Accumulated depreciation	(1,469)	-
Property and Equipment, Net	**$ 7,557**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $1,469 and $0 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Pending patent	$ 9,600	$ -
Intangible assets, at cost	**9,600**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 9,600**	**$ -**

Entire intangible assets have not been amortized, since it the Company is still in waiting for the patent to be approved.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, 3,420,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, none of Preferred Stock have been issued and are outstanding.

7. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022	2021
SAFE	$ 25,000	Fiscal Year 2022	$ -	80%	$ 25,000	$ -
Change in fair value of SAFE obligations					$ 5,469	
Total SAFE(s)	**$ 25,000**				**$ 30,469**	**$ -**

In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$200,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price upon the occurrence of such Qualified Financing. If there is a Change of Control, a Direct Listing or an Initial Public Offering (a "Liquidity Event") before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary (a "Dissolution Event"), before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the CashOut Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note -TECHSTARS PARTNERS	$ 20,000	0.00%	02/17/2022	not set	-	-	-	20,000	20,000
Convertible Note -TECHSTARS PARTNERS	$ 100,000	5.00%	02/18/2022	02/18/2024	4,329	4,329	-	100,000	100,000
Total	**$ -**				**$ 4,329**	**$ 4,329**	**$ -**	**$ 120,000**	**$ 120,000**

The convertible notes are convertible into common shares at a conversion price. The conversion price Is equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a Fully Diluted Basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(38,630)	$	(648)
Valuation Allowance		38,630		648
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(39,278)	$	(648)
Valuation Allowance		39,278		648
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $151,652, and the Company had state net operating loss ("NOL") carryforwards of approximately $151,652. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 12, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $140,092, an operating cash flow loss of $144,482 and liquid assets in cash of $1,844, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Revolute Robotics is not live or open to the public at this moment.

INVEST IN REVOLUTE ROBOTICS TODAY!

Hybrid Ground and Aerial Robots

Revolute Robotics is on a mission to keep humans out of harm's way using a new type of robot that can switch between flying and driving. Revolute's Hybrid ...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


REVOLUTE ROBOTICS
The ultimate inspection and surveillance robot
for confined, complex, and extreme environments
*Images used are in the prototype phase of development, the hybrid mobility robot is not currently available on the market.

$0 Raised

REASONS TO INVEST

- Revolute Robotics' HMR is a new class of robots that can switch between flying and driving to collect data in places traditional robots cannot access. HMR can operate longer than indoor drones and can navigate areas rovers can't traverse.
- Inspections in confined spaces are notoriously dangerous, costly, and time-intensive. Revolute Robotics' HMRs have the potential to reduce the cost and time of inspections by up to 95% while minimizing the need to put human lives in danger.
- Revolute Robotics was founded by a serial entrepreneur with nearly a decade of drone industry experience and a robotics modeling expert who worked on hybrid aerial/terrestrial robots for NASA. The company is working with a leading robotics development company to bring the product to life.

Invest Now
$1.61 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$101.43	$4.99M

THE PITCH

A New Type of Robot

Traditional robots like drones and rovers have gained popularity for commercial use, but the limitations of these robots hinder adoption in critical areas. For example, drones made for indoor use have robust mobility in confined spaces, but their higher weights and lower flight times limit their use to smaller spaces. On the other hand, rovers feature long operating times and a high payload capacity, but their lack of mobility around obstacles and on challenging terrain limits their use to mostly flat surfaces. With this in mind, Revolute Robotics set out to create a robot that partners the aerial mobility of drones with the long operating time of rovers in one system that **can safely fly in confined spaces** and **can roll on the ground for 5X longer operating time.**


INTRODUCING
THE H.M.R. DRONE
Hybrid Mobility Robot
Fly like a drone.
Drive like a rover.

Images used are in the prototype phase of development, the hybrid mobility robot is not currently available on the market.

Two years and over two dozen prototypes later, the company is now testing with alpha users, has an international patent pending, and just held its first live demo with over 90 attendees.

The team is led by CEO Collin Taylor, who has eight years of experience with commercial drones and was featured in Phoenix Business Journal's Arizona Innovators Under 25. The technology stems from 4 years of research by Dr. Sahand Sabet, a subject matter expert in robotics modeling who previously worked for NASA JPL on hybrid aerial/terrestrial robots.

THE PROBLEM & OUR SOLUTION

Life-Saving Robots


Inspecting confined spaces has always been
DANGEROUS, COSTLY, AND TIME CONSUMING
DANGER
CONFINED SPACE

Confined space inspections often last weeks, cost hundreds of thousands of dollars to complete, and require inspectors to face dangers such as suffocating, falling from height, exposure to toxic chemicals, and being crushed or trapped by debris. These inspections must be performed regularly to prevent costly equipment failure in places like oil refineries, power plants, chemical factories, and many others.


SWITCHES BETWEEN ROLLING AND FLYING
With inspectors using HMRs for their dangerous jobs, they can:
Reduce their risk of death and injury
Reduce inspection times from months to days
Save hundreds of thousands of dollars per inspection

Images used are in the prototype phase of development, the hybrid mobility robot is not currently available on the market.

Inspection robots are gaining popularity due to their ability to perform inspections from a safe distance and in a fraction of the time, but the poor mobility and low operating time of existing solutions restricts their use to smaller, less costly inspections.

HMR's ground and aerial mobility allow it to **inspect larger assets for longer periods of time** without the fear of running out of battery or encountering an insurmountable obstacle. This means that inspectors can **reduce the time and cost of their inspections by over 95%** without putting their lives in danger.


"Darling Geomatics has dozens of unique applications for Revolute's robot, as soon as it is available. These applications will add considerable value to the services we provide to our customers.
Examples include mapping a 100+ year old underground mine to assess structural integrity, inspecting offshore oil rigs to determine asset health conditions, mapping pipeline projects and inspecting the interior of various industrial structures."
Mary Darling • CEO and Principal Owner - Darling Geomatics

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

A Sky-High Market


ENTERING INTO A FAST-GROWING MARKET
57.5% CAGR
$500B+
The projected Commercial Drone Market by 2030

Revolute Robotics is entering into a fast-growing market, the commercial drone market, which is projected to grow at a CAGR of 57.7%, reaching over $500 billion by 2030 (source). The company is initially focused on Confined Space Inspections and plans to work directly with inspection companies that service customers across an array of industries, including Oil & Gas, Power, Chemicals, Mining, and Utilities, using similar technologies and procedures. This allows Revolute Robotics to enter multiple markets with the same core technology without the complexity and overhead required to service each market individually.


" The system would fit neatly into our existing robotic operations. The potential value of this solution would be to reduce the number of unnoticed errors that lead to costly reworks, better track project progress and subcontractor activities, and reduce the time that managers walk the site performing inspections.
Terry Marshall • GPS Manager and Drone Pilot - KE&G Construction

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

The company plans to offer two purchasing options: direct product sale with an optional subscription for data analysis, and a Robot-as-a-Service (RaaS) model in which the hardware and software are expensed over time, enabling a faster sales cycle and more predictable recurring revenue.

WHY INVEST

Building A Better Future

Revolute Robotics is building a new generation of robots that have the potential to redefine how robots are used in our daily lives. They are on a mission to keep humans out of harm's way and have found a strong need for their solution in the inspection, security, and defense industries. Their initial target market is large and quickly growing and the company is already experiencing great success with their alpha users.


WON AND PLACED WELL IN MULTIPLE PITCH COMPETITIONS
AWARDED FUNDING FROM THE UNIVERSITY OF ARIZONA AND THE NATIONAL SCIENCE FOUNDATION

Images used are in the prototype phase of development, the hybrid mobility robot is not currently available on the market.

The need for this technology was realized by co-founder Sahand Sabet while working on hybrid aerial/terrestrial robots for NASA JPL. This inspired Sahand to dedicate his PhD dissertation to the modeling, design, and control of hybrid robots, earning him the Student Innovator of the Year award from the University of Arizona. With little more than a few simulations, the concept was awarded funding to build the first prototype Hybrid Mobility Robot which was successfully accomplished in 2021.

Today, over two dozen prototypes in various shapes and sizes have been built and tested and the company has begun alpha testing with local construction and inspection firms.


AUGUST 2017
Start of Sahand Sabet's PhD on Hybrid Robots
NOVEMBER 2020
Funding by Tech Launch Arizona
Provisional Patent filed
National Science Foundation I-Corps (Regional)
APRIL 2021
New Venture Competition Winners (UArizona)
IdeaFunding Young Entrepreneur Award Winners
MAY 2021
Rice Business Plan Competition (Semi-finalist)
JUNE 2021
National Science Foundation I-Corps (National)
OCTOBER 2021
Freeport McMoRan + Town of Sahuarita Competition Winners
NOVEMBER 2021
International Utility Patent Submission
FEBRUARY 2022
Techstars + Stanley Black & Decker
OCTOBER 2022
Acceptance into Plug and Play Accelerator
NOVEMBER 2022
IdeaFunding Technology Vertical Finalist

Revolute Robotics is working with Guinn Partners to bring HMR to market, allowing them to utilize the talents of a wide range of engineers for faster and more cost-effective development than hiring an entirely in-house team. The company enlists the guidance of 05 Advisors who help navigate the challenges of rapid innovation, iteration, and launch. Revolute Robotics is also backed by the Techstars, Plug & Play, and Newlab accelerator networks and receives considerable support from the McGuire Center for Entrepreneurship and the University of Arizona Center for Innovation.


JOIN US TODAY
Help us make the world a better, safer place with revolutionary robots!

Images used are in the prototype phase of development, the hybrid mobility robot is not currently available on the market.

Join Revolute Robotics on our mission to make dangerous jobs safer, faster, and less expensive with a new generation of robots!

ABOUT

HEADQUARTERS
14459 N 110th Pl
Scottsdale , AZ 85255

WEBSITE
View Site

Revolute Robotics is on a mission to keep humans out of harm's way using a new type of robot that can switch between flying and driving. Revolute's Hybrid Mobility Robot (HMR) can safely fly in confined spaces without the fear of crashing, and can roll on the ground to operate for 5X longer. By combining the capabilities of traditional robots such as drones and rovers, HMR opens up dozens of novel applications for inspections, security, defense, and more that can reduce the need to put human lives in danger.

The company is currently in testing with alpha users with an international patent pending.

TEAM

Collin Taylor
CEO & Co-Founder

Collin has been in the commercial drone industry for nearly a decade working closely with dozens of inspection drones and customers. He is a serial entrepreneur passionate about implementing new ideas and finding a way to succeed when the path isn't clear. Collin received Phoenix Business Journal's Arizona Innovators Under 25 award and received his B.S. in both Finance and Entrepreneurship from the University of Arizona.

Leandro Valdez III
Chief Operating Officer

Leandro previously worked for Amazon's Operations Department leading teams of over 100 employees and several managers simultaneously. He was responsible for reducing missed shipments by over 1000%, saving the company an average of $200,000 each month during his tenure. Leandro is a First-Generation Mexican American who received a B.S. in Supply Chain and Operations Management from the University of Arizona. He is a skilled leader in Continuous Improvement (CI) initiatives and is certified as a Scrum Master.

Guinn Partners
Development Partner

Guinn Partners is the development group led by Colin Guinn, who designed the Phantom 1 and Inspire 1 drones for DJI which became the best-selling non-military drones in the world and have remained so ever since. The group also developed the Solo drone for 3D Robotics, leading to over $65m in revenue in just three years, and the Autopilot software for Hangar Technologies, which was the most downloaded flight planning app on the DJI app store for several years. Guinn Partners has also developed and brought products to life for Autel Robotics, LIFT Aircraft, Doosan Mobility, Vantage Robotics, AirSelfie, and many others.

Guinn Partners contributes 1-2 hours per week on Revolute Robotics

Colin Guinn
Strategic Advisor

Colin Guinn is the Co-Founder and former CEO of DJI North America, the former CRO of 3D Robotics, and the Founder of Hangar Technology. He was the first person to bring a drone into Congress; he's been featured on 60 Minutes, ABC, NBC, CBS, and Forbes, among others; and he's taught industry leaders such as Elon Musk, Richard Branson, and Jeff Bezos about drone and robotic technology. Colin has been foundational in propelling the global consumer and commercial drone markets, and he provides guidance to startups and Fortune 500 companies alike.

Colin Guinn contributes 1-2 hours per week on Revolute Robotics

David Stewart
Operations Advisor

David is a seasoned executive and founder in the Education Technology space. He has extensive experience with statistical analysis, extrapolating meaningful and actionable insights from noisy data, and leading the implementation of innovative strategies. Prior to founding and successfully exiting his EdTech startup Tembo, David served as an executive for The Princeton Review, McGraw-Hill, and the New York City Department of Education. David now serves as a consultant in the EdTech space and an investor and advisor for early-stage technology startups.

David Stewart contributes 1-2 hours per week on Revolute Robotics

Mike Miles
Product Advisor

Mike is a former Microsoft Executive and career Program Manager with over 30 years of experience in Product Development, Team Building, and Strategic Planning. During his tenure at Microsoft, Mike was responsible for leading the Bing product launch in 75 markets – growing international search revenue by over $700M, building and leading teams in 10 countries, and leading 8 startup ventures both inside and outside the company. Mike currently serves as an Investor, Advisor, and Board Member to technology startups.

Mike Miles contributes 1-2 hours per week on Revolute Robotics

Ellen Beldner
Product Advisor

Ellen is an experienced Product Design and Product Management executive. She has over 20 years of experience in Human-Computer Interaction, UX Research, Design Thinking, and Product Strategy working for companies such as Google, Youtube, LinkedIn, and Stitch Fix. Ellen is currently a partner at 05 Advisors and a fractional executive who works with A- and B-series startups to develop their product, innovation, and design practices.

Ellen Beldner contributes 1-2 hours per week on Revolute Robotics

Robyn Tosick
Strategic Advisor

Robyn is a Forbes-featured entrepreneur who launched one of the fastest-funded crowdfunding campaigns of its time. After holding corporate leadership roles at Lululemon, PepsiCo, & Coca-Cola, Robyn founded four companies and an Entrepreneurship group for Female Founders. Robyn now serves as a Purpose and Mindfulness Coach, Speaker, and Entrepreneurship Teacher at the University of Arizona.

Robyn contributes 1-2 hours per week on Revolute Robotics

Mark Beaver
Legal Advisor

Mark is a practicing corporate attorney and founding partner of Gabell Beaver, LLC. He has over 23 years of experience implementing legal strategies to protect business owners, maximize long-term wealth, and find solutions to complex legal issues. Mark specializes in mergers and acquisitions, equity and debt offerings, fund formation, and venture capital transactions. Over his career, Mark has represented both buyers and sellers in over 100 acquisition transactions and worked on over $500 million of private equity and debt placements.

Mark contributes 1-2 hours per week on Revolute Robotics

TERMS

Revolute Robotics

Overview

PRICE PER SHARE
$1.61

VALUATION
$4.99M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$101.43

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.80

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
9,316

MAX NUMBER OF SHARES OFFERED
767,080

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 2% bonus shares

Tier 2 Perk — Invest $1000+ and receive 3% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 4% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Revolute Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $161. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

PRESS

University of Arizona

Engineering Student, Associate Dean Honored at I-Squared Awards and Expo

View Article

University of Arizona

UArizona Student's Flying Robots Startup Takes Off

View Article

University of Arizona

Professor and alum team up on tools to teach visually impaired students about engineering concepts

View Article

The Business Journals

25 Arizona startups compete for prize money in pitch contest finals

View Article

The Business Journals

INNO UNDER 25 Arizona is fighting to establish itself as a tech haven, and these young entrepreneurs are blazing the trail

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Revolute Robotics.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

We are Revolute Robotics, and our ground & aerial robots automate the mundane and keep humans out of harm's way for inspections, surveillance, defense, and more.

We're in talks with hundreds of potential customers exploring applications like:

Mapping the complex and ever-changing environments on a construction site,

Providing an autonomous alternative to routine security patrol,

And assisting soldiers by sending our robot into danger before humans put themselves in harm's way.

We've also explored applications in mining, search & rescue, and public safety, but our favorite application revolutionizes dangerous inspections in confined spaces. Common in industries like oil, power, and chemicals, these inspections can last weeks, cost hundreds of thousands of dollars, and require humans to risk their lives crawling through dark, dangerous spaces. We believe our Hybrid Robots can perform these inspections in days instead of weeks to save hundreds of thousands of dollars in labor, staging, and asset downtime while reducing risk to the workforce.

Our mission started about 5 years ago when I worked on hybrid robots for NASA's Jet Propulsion Laboratory this inspired me to dedicate my PhD to studying robots that partner the aerial mobility of drones, with the durability and operating time of rovers.

Today, we're building our Hybrid Mobility Robot "Hammer" to operate in the most extreme environments. Our current prototype features a multi-rotor drone equipped with advanced autonomy and an interchangeable suite of cameras and sensors. A durable exoskeleton safely protects it from mission-ending collisions, and combined with gyroscopic gimbal rings, allows Hammer to roll on the ground for five times longer than it can fly.

We're founded by a mechanical engineering PhD and a serial entrepreneur with nearly a decade of commercial drone experience. Our team is lean, passionate, and has extensive experience in robotics control & design. We're guided by some of the top drone and robotics advisors on the planet and are backed by world-class programs with extensive industry connections.

3 years of R&D prior to forming the company helped us accomplish a lot with a little. We built over 2 dozen prototypes, filed an international patent, and learned from hundreds of potential customers about where our Hybrid Mobility Robot can provide value.

We believe we've made great progress building the foundational rolling and flying technology and testing it with our alpha users. Now, we're seeking to expand our team and refine Hammer for pilot testing.

Join us on our mission to revolutionize the industry of mobile robots, and invest in Revolute

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF INCORPORATION OF REVOLUTE ROBOTICS, INC.

ARTICLE I
NAME

The name of the Corporation is Revolute Robotics, Inc. (the "**Corporation**")

ARTICLE II
PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Arizona law. The initial business of the Corporation will be to develop, market, commercialize, and sell robots and drones for commercial purposes based in whole or part on technology licensed from the University of Arizona.

ARTICLE III
KNOWN PLACE OF BUSINESS

The street address of the known place of business of the Corporation is 14459 N. 110th Place, Scottsdale, AZ 85255.

ARTICLE IV
STATUTORY AGENT

The name and both mailing and physical address of the initial Statutory Agent for the Corporation are: Collin Zack Taylor, 14459 N. 110th Place, Scottsdale, AZ 85255. The Statutory Agent may be updated or changed by the filing of appropriate instruments with the Arizona Corporation Commission by an officer or director of the Corporation without need of formally amending or modifying these Articles.

ARTICLE V
AUTHORIZED CAPITAL

A. Shares. The aggregate number of all classes of shares which the Corporation will have authority to issue is fifteen million (15,000,000) shares divided into two classes of which five million (5,000,000) shares of par value $0.0001 per share will be designated "**Preferred Stock**" and ten million (10,000,000) shares of par value $0.0001 per share will be designated "**Common Stock**." Unless otherwise determined by the Board of Directors in its sole discretion, shares in the Corporation will be uncertificated.

B. Increase or Decrease in Authorized Number of Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock or Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of the shares of the Corporation entitled to vote (voting together as a single class on an as-if-converted basis).

C. Issuance of Shares. The board of directors of the Corporation (the "**Board of Directors**") is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Common Stock and Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations and relative powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof. Without limiting the foregoing, the Board is expressly authorized, in its sole discretion and without shareholder notice or approval, to issue shares in exchange for intellectual property rights, as compensation for services, or receipt of other things of value to the Corporation.

D. Preferred Stock. The board of directors is hereby expressly authorized, subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

E. Dividends. The Corporation will declare all dividends *pro rata* on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held, or deemed to be held, by holders of the Company's Preferred Stock on an as-converted basis. For this purpose, each holder of shares of Preferred Stock will be deemed to hold the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock.

F. Rights of Common Stock. The rights, preferences, privileges, restrictions, qualifications and limitations and other matters which follow shall apply to the Common Stock.

1. Voting Rights.

(a) Generally. Except may be provided in any agreement in connection with any series of Preferred Stock subsequently created by the Board of Directors, the holders of the shares of Common Stock (including the holders of any series of Preferred Stock voting on an as-converted basis) will possess the sole voting power of the shareholders of Corporation.

(b) Board of Directors. The holders of the shares of Common Stock ("**Common Shareholders**"), voting as a separate class, are entitled to elect the directors (the "**Common Directors**") in accordance with the Bylaws of the Corporation. The number of Directors will be established in accordance with the Bylaws of the Corporation. The Common Directors will be elected (A) at the annual meeting or at any special meeting of the Common Shareholders by holders of at least a majority of the outstanding shares of Common Stock, or (B) by the written consent of the Common Shareholders holding at least a majority of the outstanding shares of Common Stock. If a Common Director should cease to be a director for any reason, the vacancy may be filled by the unanimous consent of the remaining Common Directors, if any, or otherwise may only be filled by the vote, or written consent, of the holders of at least a majority of the outstanding shares of Common Stock. Any director who has been elected by the Common Shareholders may be removed, with or without cause, only at a meeting, by the vote, or written consent, of at least the holders of a majority of the outstanding shares of Common Stock.

ARTICLE VI
BOARD OF DIRECTORS

The management of the business and the conduct of the affairs of the Corporation will be vested in its Board of Directors. The initial Board of Directors will consist of two directors. The names and addresses of the persons who will serve as the initial directors of the Corporation until their successors are duly elected and qualified are:

Collin Zack Taylor
14459 N. 110th Place
Scottsdale, AZ 85255

Sahand Sabet
4350 E Sunnybrook Lane
Tucson, AZ, 85712

The number of directors which will constitute the whole Board of Directors may be fixed by the Board of Directors in the manner provided in the Organizational Resolutions or Bylaws of the Corporation.

In furtherance of and not limitation of the powers conferred by the laws of the state of Arizona, the Board of Directors is expressly empowered to adopt, amend, or repeal the Bylaws of the Corporation.

ARTICLE VII
INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES, AND AGENTS

The liability of the directors for monetary damages will be, and hereby is, eliminated to the fullest extent under applicable law. If Arizona law governing corporations is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation will be eliminated or limited to the fullest extent permitted under Arizona law as so amended.

The Corporation will have the power to indemnify, to the extent permitted under Arizona law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. and such indemnification may, through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, be in excess of the indemnification and advancement otherwise permitted under Title 10 of the Arizona Revised Statutes or other applicable state law subject only to limits created by applicable Arizona or other state law (statutory or non-statutory) with respect to actions for breach of duty to a corporation, its shareholders and others.

To the maximum extent allowed by applicable law, any repeal or modification of this **Article VI** will be prospective and will not affect the rights under this **Article VI** in effect at the time of the alleged occurrence of any act or omission giving rise to liability or indemnification.

ARTICLE VIII
DURATION

The duration of the Corporation is perpetual.

ARTICLE IX
AMENDMENTS

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation.

ARTICLE X
SHAREHOLDER MEETINGS

Meetings of shareholders may be held within or outside the State of Arizona, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of Arizona at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XI
INCORPORATOR

The name and address of the incorporator are, Collin Zack Taylor, 14459 N. 110th Place, Scottsdale, AZ 85255.

IN WITNESS WHEREOF, for the purpose of forming this Corporation under the laws of the State of Arizona, the undersigned incorporator of this Corporation has executed these Articles of Incorporation this 31 day of January 2022. By executing below, I acknowledge under penalty of perjury that this document together with any attachments is submitted in compliance with Arizona law.

Collin Taylor

Collin Zack Taylor

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003i

1. ENTITY NAME – give the exact name of the corporation in Arizona:

Revolute Robotics, Inc.

2. FELONY/JUDGMENT QUESTIONS: Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten percent of the issued and outstanding common shares or ten percent of any other proprietary, beneficial or membership interest in the corporation been:			
2.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
2.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
2.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the five-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	☐ Yes	☒ No
2.4	If any of the answers to numbers 2.1, 2.2, or 2.3 are **YES**, you **MUST** complete and attach a Certificate of Disclosure Felony/Judgment Attachment form C004.		

3. BANKRUPTCY QUESTION:			
3.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty percent of the issued and outstanding common shares or twenty percent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty percent interest in **any other corporation** (not the one filing this Certificate) on the bankruptcy or receivership **of the other corporation** ?	☐ Yes	☒ No
3.2	If the answer to number 3.1 is **YES**, you **MUST** complete and attach a Certificate of Disclosure Bankruptcy Attachment form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten percent of the issued and outstanding shares or ten percent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:	
Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an Incorporator Attachment form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

Collin Zack Taylor
Name

14459 N 110th Place
Address 1

Address 2

Scottsdale | AZ | 85255
City | State | Zip

Country: UNITED STATES

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of law* that this document together with any attachments is submitted in compliance with Arizona law.

☒ I ACCEPT

Collin Taylor
Signature

Collin Zack Taylor — 02/02/2022
Printed Name — Date

REQUIRED – check only one:

☒ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.

☐ **Officer -** I am an officer of the corporation submitting this Certificate

☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.

☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Name

Address 1

Address 2

City | State | Zip

Country: UNITED STATES

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of law* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature

Printed Name — Date

REQUIRED – check only one:

☒ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.

☐ **Officer -** I am an officer of the corporation submitting this Certificate

☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.

☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Expedited or Same Day/Next Day services are available for an additional fee – see Instructions or Cover sheet for prices.

Filing Fee: None All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Examination Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax (for Regular or Expedite Service ONLY): 602-542-4100 Fax (for Same Day/Next Day Service ONLY): 602-542-0900

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business. All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.